Exhibit 10.1
EMPLOYMENT AND NON-COMPETITION AGREEMENT
This Employment and Non-Competition Agreement (“Agreement”) is effective this 21st day of December 2015 (“Effective Date”) by and between National Interstate Corporation (“NATL”) and Anthony J. Mercurio (“Mercurio”).
In consideration of the mutual covenants set forth in this Agreement, NATL and Mercurio agree as follows:
1.     Employment; Term. NATL shall employ Mercurio on the terms and subject to the conditions set forth in this Agreement. The term of Mercurio’s employment pursuant to this Agreement shall commence on the Effective Date and, subject to prior termination as provided in Section 15, shall continue through December 31, 2017 (“Initial Term”). Following the Initial Term, this Agreement shall automatically renew for successive one (1) year periods (each a “Renewal Term”) unless and until it is terminated by either party by providing written notice of termination to the other party at least 120 days prior to the effective date of such termination. The Initial Term and any Renewal Term are collectively referred to herein as the “Term.”
2.     Title, Duties and Responsibilities.
(a)     Effective May 5, 2016 (the “Transition Date”), (i) NATL’s Board of Directors (the “Board”) shall promote Mercurio to Chief Executive Officer of NATL (in addition to his current title of President) and (ii) Mercurio shall vacate the position of Chief Operating Officer of NATL. During the Term, Mercurio shall perform all such duties and have all such responsibilities that are consistent with his position as President and, following the Transition Date, Chief Executive Officer of NATL. During the Term, Mercurio will also serve certain subsidiaries of NATL in such executive capacities as may be mutually agreed upon from time to time by Mercurio and the respective Boards of Directors of such NATL subsidiaries, consistent with NATL’s past practice with respect to the President serving in such capacities.
(b)     During the Term, Mercurio will devote his entire business time, energy, and talent to the business of, and to the furtherance of, the purposes and objectives of NATL and its Affiliates.
3.     Compensation. All compensation payable to Mercurio under this Agreement will be subject to such withholding as required by applicable law.
(a)     Base Salary. During the period between the Effective Date and the Transition Date, NATL will pay a base annual salary to Mercurio, in accordance with NATL’s normal payroll practices, at the rate of no less than $380,000 per year. Following the Transition Date, NATL shall pay Mercurio, in accordance with NATL’s normal payroll practices, a base annual salary of not less than $410,000 for the remainder of the Initial Term. Mercurio’s annual base salary will be subject to review and potential increase, but not decrease, in (i) connection with annual salary reviews to be conducted in accordance with NATL’s customary practice or (ii) at such other time or times as the Board may deem appropriate.
(b)    Annual Bonus. Mercurio will be eligible for a bonus each year, subject to and in accordance with the rules of NATL’s Management Bonus Plan, with a target bonus of

$285,000 (i.e., an amount equal to 75% of his annual base salary as in effect as of the Effective Date) for the 2015 Accident Year and target bonus of $410,000 (i.e., an amount equal to 100% of his annual base salary following the Transition Date) for the 2016 Accident Year. For each subsequent year during the Term, Mercurio’s target bonus will equal 100% of his annual base salary in accordance with the terms of NATL’s Management Bonus Plan unless otherwise modified by the Board.
(c)    Restricted Stock Grants. Consistent with NATL’s Long Term Incentive Plan, and such plan’s Administrative Guidelines (collectively, the “LTIP”), Mercurio shall be granted Common Shares of NATL that are in accordance with his position and which are restricted subject to the LTIP’s vesting schedule. Mercurio will also be eligible to receive Performance Share Awards pursuant to the LTIP.
4.     Health, Life, and Disability Coverage.
(a)     NATL will provide to Mercurio, during the Term, coverage under NATL’s health insurance benefits plans, including the Flexible Spending Account program, subject to normal deductibles, premiums, and co-payments in effect from time to time and in accordance with the terms of such plans and program.
(b)     NATL will provide to Mercurio, during the Term, the maximum levels of coverage available under NATL’s Basic Life Insurance/Accidental Death and Dismemberment Plan in accordance with the terms of such plan.
(c)     NATL will provide to Mercurio, during the Term, short term and long term (group and supplemental) disability coverage on substantially the same basis as was provided to him by NATL prior to the Effective Date in accordance with the terms of such coverages.
5.     Savings and Profit Sharing Plan. Mercurio will be eligible, during the Term, to participate in NATL’s Savings and Profit Sharing Plan with payroll deductions, company matches and ultimate distributions to be made in accordance with the provisions of such plan.
6.     Office, Auto, and Perquisites. During the Term, Mercurio will be entitled to the continued use of an office and secretarial services appropriate to his position, to the continued use of an automobile (under NATL’s Company Auto Program for Senior Officers), and to all standard officer perquisites that are provided to other senior officers of NATL.
7.     Paid Time Off. During the Term, Mercurio will be entitled to Paid Time Off during each calendar year in accordance with NATL’s Paid Time Off Policy, as applicable to senior executives of NATL and as in effect from time to time.
8.     Reimbursement for Expenses. Subject to such limitations as may be reasonably imposed by NATL from time to time, NATL will reimburse Mercurio for reasonable, ordinary, and necessary business expenses incurred by him in furtherance of NATL’s business, provided Mercurio accounts to NATL in a manner sufficient to substantiate deductions with respect to those expenses by NATL for federal income tax purposes.
9.     Confidential Information. Notwithstanding any other provision of this Agreement, during and after the Term, Mercurio shall maintain the confidentiality of NATL and its subsidiaries’ and affiliates’ (collectively, the “Affiliates”; however, “Affiliates” do not include American Financial Group, Inc., Great American Insurance Company or their subsidiaries or affiliates) Confidential Information and shall refrain from using such Confidential Information (except in connection with Mercurio’s job responsibilities herein) and disclosing it to anyone other than NATL and its Affiliates, their respective employees, and other entities that have a business relationship with NATL and have a need for such Confidential Information. For purposes of this Agreement, “Confidential Information” is information that Mercurio would not have acquired but for his employment by NATL and that NATL and its Affiliates endeavor to keep confidential, including without limitation, and regardless of whether such information is in a tangible medium of expression, accounting information, agency information, broker-marketing information, claims information, customer service information, employee information, financial information, information systems information, underwriting information, and any information provided by a third party to NATL in confidence. At the termination of this Agreement or otherwise upon NATL’s demand, Mercurio will provide to NATL all records containing Confidential Information as well as any copies of it, including handwritten notes made or derived from Confidential Information or records, all of which are the property of NATL.
10.     Activity Restraints. Mercurio agrees that he will not, while employed by NATL or at any time within 12 months after termination of his employment with NATL, whether as an individual for his own account, or as an employee, officer, director, significant shareholder, partner, member, agent, independent contractor, or consultant of any person, firm, corporation, or other entity engage in the following activities:
(a)     Enter into or engage in any business that competes, directly or indirectly, with the NATL or its Affiliates;
(b)     Have any contact, including discussions, negotiations, agreements, or understandings, with any insured, potential insured, agent, broker, or other entity of NATL with which NATL had discussions, negotiations, agreements or understandings with at any time during Mercurio’s employment relating in any manner to competing insurance products that are identical to, substantially the same as, or an adequate substitute for any insurance products of NATL and that are, or could reasonably be anticipated to be, marketed or distributed in such a manner and in such a geographic area as to actually compete with such insurance products of NATL. Nothing in this Section 10 is intended to preclude Mercurio from seeking employment in any capacity (including with any insurance company) that is not in conflict or competition (directly or indirectly) with the then-current or contemplated business activities of NATL at the time of his termination.
11.     Soliciting NATL Employees. Mercurio will not, either while employed by NATL or at any time within 12 months after termination of his employment with NATL, directly or indirectly, hire or solicit for hire any of NATL’s employees to work for Mercurio or any person or entity with which Mercurio is associated other than NATL and its affiliates.
12.     Remedies. Mercurio acknowledges that:
(a)     The promises in Sections 9, 10 and 11 of this Agreement are reasonably necessary to protect the goodwill, trade secrets, and other business interests of NATL and will not cause Mercurio undue hardship.
(b)     Any breach of these promises will cause NATL immediate irreparable harm for which injunctive relief, including an ex parte temporary restraining order, may be necessary. Injunctive relief will not preclude NATL from receiving any other relief to which it might be entitled.
(c)     The promises in Sections 9, 10 and 11 of this Agreement are of the essence of this Agreement. They must be construed as independent of any other provision of this Agreement and the existence of any claim or cause of action of Mercurio against NATL, whether predicated on this Agreement or otherwise, will not constitute a defense to the enforcement by NATL of these promises.
13.     Tolling. If any provisions of this Agreement are violated, then the time limitations set forth in this Agreement shall be extended for a period of time equal to the period of time during which such breach occurs, and, in the event that NATL is required to seek relief from such breach before any court, board, or other tribunal, then the time limitation shall be extended for a period of time equal to the pendency of such proceedings, including all appeals.

14.     Construction of Agreement. Mercurio’s promises in Sections 9, 10 and 11 of this Agreement are separate and independent. If any of these promises is declared invalid or unenforceable by any court, Mercurio’s remaining promises and obligations shall remain in full force and effect. If any of the provisions contained in Sections 9, 10 or 11 of this Agreement are held to be unenforceable due to the duration or other aspect of the scope of those provisions, the parties agree that a court has the power to and should reduce the duration or scope of that provision and enforce the provision in its reduced form.
15.     Termination.
(a)     During the Term. If not earlier terminated, Mercurio’s employment under this Agreement shall terminate in accordance with Section 1.
(b)     Death or Disability. Mercurio’s employment under this Agreement will terminate immediately upon Mercurio’s death. NATL may terminate Mercurio’s employment hereunder immediately upon giving notice of termination if Mercurio is disabled, by reason of physical or mental impairment, to such an extent that he has been unable to substantially perform his duties under this Agreement for an aggregate of 90 days (whether business or non-business days and whether or not consecutive) during any period of twelve consecutive calendar months.
(c)     For Cause. NATL may terminate Mercurio’s employment under this Agreement for “Cause” if:
(i)     Mercurio is convicted of a felony (other than felonious operation of a motor vehicle) or a crime involving moral turpitude;
(ii)     Mercurio commits an act or series of acts of dishonesty or wrongful misconduct, or a violation of any law or regulation, in the course of his employment that are materially injurious to NATL or materially inimical to the best interests of NATL and, if the act or acts are capable of being cured, Mercurio fails to cure or take all reasonable steps to cure within 30 days of notice from the Board to Mercurio;
(iii)     Mercurio violates or continues to violate his obligations under any of Sections 9, 10 and 11 of this Agreement after the Board has advised him in writing to cease those activities;

(iv)     Other than for disability, Mercurio abandons or consistently fails to attempt to perform his duties and responsibilities under this Agreement at any time during the Term, in either case for 10 consecutive business days after written notice from the Board.
(d)     Good Reason. Mercurio may terminate his employment under this Agreement for “Good Reason” if:
(i)     NATL reduces Mercurio’s base salary below the rate specified for the period following the Transition Date in Section 3(a);
(ii)     NATL fails to continue in effect a bonus plan that provides Mercurio with a target bonus opportunity consistent with Section 3(b);
(iii)     the Board removes Mercurio as Chief Executive Office (other than for Cause) and fails to reverse such removal within 30 days of receiving written notice from Mercurio objecting to such removal; or
(iv)     Mercurio is required to relocate his principal place of employment with NATL to a location that is more than 235 miles (by straight line measurement) from the site of NATL’s headquarters in Richfield, Ohio as of the Effective Date.
16.     Payments Upon Termination.
(a)     Upon Termination Without Cause or for Good Reason. If Mercurio’s employment under this Agreement is terminated by NATL without Cause or by Mercurio for Good Reason, NATL will pay and provide to Mercurio compensation and benefits as follows:
(i)     Base Salary. NATL will continue to pay base salary to Mercurio, at the rate in effect immediately before the date on which his employment is terminated (the “Termination Date”), through the last to occur of (A) the expiration of the Initial Term, and (b) the first anniversary of the Termination Date.
(ii)     Prior Year Bonuses. Solely for purposes of determining Mercurio’s eligibility to earn bonuses with respect to any year that ends on or before the Termination Date (a “Prior Year”), Mercurio will be deemed to be in the active employ of NATL indefinitely after the Termination Date. Accordingly, any bonus payments attributable to a Prior Year that would otherwise be paid to Mercurio after the Termination Date (with the original requirement that he be in the active employ of NATL at the scheduled time of the bonus payment) will be paid to Mercurio or to his estate as if he remained in the employ of NATL through the date of each scheduled bonus payment.
(iii)     Pro Rata Partial Year Bonus. If the Termination Date is not the last day of a calendar year and NATL determines, in accordance with the terms of the Management Bonus Plan, to pay bonuses to senior management members with respect to the calendar year in which the termination occurs, then NATL will pay to Mercurio, as a pro rata bonus for the year in which the termination occurs, an amount equal to (x) the percentage payout of the bonus pool for such year as confirmed by NATL’s Compensation Committee multiplied by (y) his target bonus for the entire calendar year multiplied by a fraction, the numerator of which is the number of months during which he was employed by NATL during the year (rounded up to the next highest number of months) and the denominator of which is 12. For illustration purposes only, if Mercurio is terminated without cause on any date in November 2016, and NATL meets applicable underwriting profit and growth targets under the Management Bonus Plan for the Compensation Committee to approve a 50% payout of the bonus pool for 2016, then Mercurio would be entitled to a pro rata bonus equal to 50% of his 100% target bonus multiplied by 11/12ths. If NATL does not pay bonuses under the Management Bonus Plan to senior management members for the calendar year in which the termination occurs, NATL will not pay any pro rata bonus to Mercurio for that calendar year. Any pro rata bonus that is payable to Mercurio under this section will be paid at the same time or times and in the same relative proportions as bonuses for that year are paid to continuing senior management members and Mercurio will be deemed, for these purposes, to be in the active employ of NATL indefinitely after the Termination Date.
(iv)     Benefits. NATL will continue to provide to Mercurio through the end of the Term all benefits under this Agreement to which he would be entitled if he had remained in the employ of NATL through the end of the Term.
(v)     Full Vesting of Outstanding Stock Options. All unvested options for the purchase of Common Shares of NATL that Mercurio holds as of the Termination Date will become fully vested and exercisable as of the Termination Date and Mercurio will have a period of 90 days following the Termination Date within which to exercise any and all of those options that then remain unexercised. NATL will take such steps with respect to Mercurio’s outstanding stock options as are necessary to cause the acceleration of vesting contemplated by this Section 16(a)(v). For the avoidance of doubt, if NATL gives 120 days written notice to Mercurio of its intention that the Agreement no longer remain in effect (as contemplated by the last sentence of Section 15(a)), the date on which the Agreement expires pursuant to that notice will be the Termination Date for purposes of this Section 16(a) and NATL will be deemed to have terminated Mercurio’s employment without Cause as of the Termination Date.
(b)     Upon Death or Disability. If (i) Mercurio’s employment is terminated upon his death or disability as provided in Section 15(b) and (ii), at the time of termination, Mercurio is not in breach of his obligations under any of Sections 9, 10 or 11 above, then NATL will pay and provide to Mercurio (or to his successor in interest) the same compensation and benefits to which he would have been entitled if the termination had been by NATL without Cause, all as provided in Section 16(a) above.
(c)     Upon Any Other Termination. Upon any termination of Mercurio’s employment other than a termination (i) by NATL without Cause, (ii) by Mercurio for Good Reason, or (iii) upon Mercurio’s death or disability, NATL will pay to Mercurio all unpaid cash compensation accrued through the effective date of termination but will not be obligated to make any further payment or to provide any further benefit to Mercurio under this Agreement.
17.     Arbitration.
(a)     Procedures. Except as otherwise provided in Section 17(d) with respect to injunctive relief, any controversy, claim, or dispute arising out of or relating to this Agreement, or the breach of any provision of this Agreement, or relating to Mercurio’s employment, will be submitted to binding arbitration in Cleveland, Ohio in accordance with the Arbitration Rules of the American Arbitration Association. The arbitration will be conducted by a single arbitrator selected from the list of arbitrators maintained by the American Arbitration Association under its

Employment Program or any successor program as follows: (i) the American Arbitration Association (at the request of either or both parties) will provide a list of the names of seven disinterested potential arbitrators, (ii) NATL will delete one name from the list, (iii) Mercurio will delete one name from the shortened list, (iv) the procedure in (ii) and (iii) will be repeated alternately until only the name of one potential arbitrator remains on the list and that potential arbitrator will be the arbitrator. If either NATL or Mercurio fails to cooperate reasonably in the selection of a single arbitrator, the other of them may request that the American Arbitration Association name as the arbitrator any one of the potential arbitrators (as selected by the party making the request) still remaining on the original list of seven at the time of the failure to cooperate. The decision by the arbitrator will be final and binding on the parties to this Agreement. Judgment upon the decision rendered by the arbitrator may be entered in any court having appropriate jurisdiction.
(b)     Fees and Expenses. The expenses of the arbitration and any related proceedings of the type referred to in Section 17(d) (other than the legal fees and expenses incurred by Mercurio in connection with the arbitration and related proceedings) will be paid by NATL. The reasonable legal fees and expenses incurred by Mercurio in connection with the arbitration and related proceedings will also be paid by NATL unless the arbitrator rules that Mercurio had no reasonable grounds for the position propounded by him in the arbitration (which determination need not be made simply because Mercurio fails to succeed in the arbitration and related proceedings).
(c)     Interest. If the arbitrator determines that NATL has failed to timely pay any amount or provide any benefit to Mercurio, Mercurio will be entitled to receive, in addition to the payment or benefit itself, interest on the unpaid amount or on the value of the benefit not provided, at the then-current London Interbank Offered Rate (LIBOR), from the date on which the payment or benefit should have been made or provided to the date on which the payment or benefit is made or provided.
(d)     Injunctive Relief. Any party to a dispute, claim, or controversy described in Section 17(a) will be entitled to apply to any court of competent jurisdiction for injunctive relief at any time before the arbitrator has been appointed and has affirmatively accepted the obligation to determine the extent to which injunctive relief should be continued or granted. Any injunctive relief granted by a court of competent jurisdiction will be subject to modification or termination by the arbitrator once the arbitrator has affirmatively accepted that obligation.
18.     Notices. Any notice, request or instruction to be given hereunder by either party to the other will be in writing and will be deemed to have been given (a) when it is delivered in person to Mercurio or to the individual to whose attention notices to NATL are to be given, as the case may be, or (b) the first business day after it is sent by nationally recognized overnight courier, addressed as provided below, or to such other addresses as may be designated by written notice to the other party:

If to NATL:	National Interstate Corporation
3250 Interstate Drive
Richfield, OH 44286
Attention: General Counsel

If to Mercurio:	4502 Forest Brooke Court South
Richfield, OH 44286
19. Assignment and Binding Effect. The obligations of the parties hereunder may not be assigned or transferred, except upon the written consent of the other party hereto; except that NATL may assign the benefit of this Agreement to any of its affiliates. This Agreement will be binding upon and inure to the benefit of Mercurio and NATL and their permitted assigns.
20.     Entire Agreement. This Agreement supersedes all prior agreements between the parties relating to the subject matter discussed herein and constitutes the entire Agreement between the parties as respects the rights and duties of the parties to this Agreement with respect to that subject matter. There are no other promises or obligations relating to those rights and duties except as contained in this Agreement.

21.     Governing Law, Venue. The provisions of this Agreement will be governed by and construed in accordance with the laws of the State of Ohio applicable to contracts made in and to be performed exclusively within that State, notwithstanding any conflict of law provision to the contrary. Subject to the mandatory arbitration provisions of Section 17, the parties consent to venue and personal jurisdiction over them in the courts of the State of Ohio and federal courts sitting in the State of Ohio, for purposes of construing and enforcing this Agreement.

22.    Section 409A Compliance.

(a)    The intent of the parties is that payments and benefits under this Agreement comply with Section 409A of the Internal Revenue Code (“Section 409A”) or are exempt therefrom and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted and administered so as to be in compliance therewith.

(b)    A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits subject to Section 409A upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A, and for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service” within the meaning of Section 409A.

(c)    With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Section 409A: (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit; (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year; and (iii) such payments shall be made on or before the last day of Mercurio’s taxable year following the taxable year in which the expense occurred, or such earlier date as required hereunder.

(d)    Notwithstanding anything contained in this Agreement to the contrary, if Mercurio is a “specified employee,” as determined under NATL’s policy for identifying specified employees on the date of termination, then to the extent required in order to comply with Section 409A, all payments, benefits or reimbursements paid or provided under this Agreement that constitute a “deferral of compensation” within the meaning of Section 409A, that are provided as a result of a “separation from service” within the meaning of Section 409A and that would otherwise be paid or provided during the first six months following such date of termination shall be accumulated through and paid or provided (without interest), within 20 calendar days after the first business day that is more than six months after the date of his separation from service (or, if Mercurio dies during such six-month period, within 20 calendar days after Mercurio’s death).

In witness whereof, the parties have executed this Agreement as of the date first written above.

NATIONAL INTERSTATE CORPORATION

By: /s/ David W. Michelson
Pursuant to authorization of the Board of
Directors

Name: David W. Michelson

Title: Chief Executive Officer

/s/ Anthony J. Mercurio
Anthony J. Mercurio